March 6, 2020

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 4 Filed February 7, 2020
           File No. 024-11057

Dear Mr. Bruno:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 4 to Form 1-A Filed February 7, 2020

Risk Factors
We have no financial statements., page 35

1. You state here you have not provided financial statements. We note prior of your series have closed and presumably are operating, and you have acquired and made down payments for assets underlying open and upcoming series. In view of the preceding, please provide financial statements in compliance with paragraphs (b)(3) and (4) and
       (c)(1) of Part F/S of Form 1-A. In so doing, please tell us and disclose what your intended fiscal year end is.
Liquidity Platform, page 105

2. Please file your agreement with Drive Wealth, LLC as an exhibit. Please also supplementally tell us the current status of your Liquidity Platform. Christopher Bruno
RSE Archive, LLC
March 6, 2020
Page 2
3. We note your cross-reference to the "Description of Interests Offered -- Transfer
         Restrictions." We are unable to locate this section. Please revise to include the appropriate disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Scott Stringer, Staff Accountant at 202-551-3272 or Doug Jones, Staff
Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3272 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



FirstName LastNameChristopher Bruno                           Sincerely,
Comapany NameRSE Archive, LLC
                                                              Division of
Corporation Finance
March 6, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName